

August 2, 2012

<u>Via E-mail</u>
Mr. Joseph Brown
Chief Executive Officer
MBIA Inc.
113 King Street
Armonk, New York   10504

     Re: **MBIA Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             Form 10-Q for the Quarter Ended March 31, 2012
             Filed May 10, 2012
             Form 8-K Dated May 10, 2012
             Filed May 10, 2012
             File No. 001-09583

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Executive Overview, page 50</u>

1. You disclose in the second paragraph on page 51 that in 2011 you commuted or agreed to commute $32.4 billion of gross insured exposures primarily comprising CMBS pools, investment grade corporate collateralized debt obligations ("CDOs") and multi-sector CDOs, among other types of exposures. It appears based on disclosures in your March 31, 2012 Form 10-Q that you continue to commute additional exposures. Please address the following:

- Please tell us how you incorporated estimates of future commutations in your liability estimates and reference for us the authoritative literature you rely upon to support your accounting. In your response please:
  - Separately tell us how you treat commutations of policies treated as financial guarantee insurance contracts versus derivatives.
  - Quantify for us the commutations of financial guarantee insurance contracts and derivatives as it appears that most of your CMBS pools and CDO exposures are treated as derivatives.
  - Tell us how you incorporate the impact of commutation under the BET Model and the Direct Price Model used to estimate your insurance derivatives as indicated in Note 7 to your consolidated financial statements.
  - Tell us how you factor commutations into your probability-weighted cash flow analysis under ASC 944-40-30-31 and 30-32 for your financial guarantee insurance contracts. Tell us whether you limit your commutation estimates in any way in your probability-weighted scenarios.
- As you indicate that the aggregate amount you agreed to pay to commute the transactions in 2011 was approximately $500 million more than your aggregate statutory loss reserve for these transactions, please tell us:
  - Whether your statutory reserves for these transactions were different than your GAAP reserves, and if so by how much.
  - How your previous GAAP estimates for these transactions were reasonable. In this regard, for example, it appears that the price you paid to extinguish your derivative obligations may have been higher than your GAAP estimates. Also, please clarify why the amount of credit derivative settlements as disclosed in the table on page 180 of $2,477 million is the same as the realized losses during 2011.
  - The amount of GAAP liabilities de-recognized from your financial statements and separately the amount associated with financial guarantee loss reserves versus derivative liabilities.
  - The amounts paid to commute these transactions.
  - The amount of deferred revenues associated with these transactions and an indication whether you accelerated recognition upon commutation.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 6: Loss and Loss Adjustment Expense Reserves</u>
<u>Loss and Loss Expense Adjustment Expense Reserves, page 150</u>

2. Please tell us how you factor potential reductions in defaults and foreclosures for mortgages that are subject to temporary government foreclosure moratoriums in your loss reserve estimation process.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Consolidated Financial Statements

Note 5: Loss and Loss Adjustment Expense Reserves
Second-lien RMBS Recoveries, page 20

3. You disclose in the fourth paragraph on page 21 that you believe that GMAC Mortgage
    LLC and Residential Funding Company LLC are "more likely" to file for bankruptcy.
    Despite disclosing the increased likelihood of bankruptcy, you do not appear to have
    reduced the value of your recoveries related to put-backs against GMAC Mortgage, LLC
    and Residential Funding Company, LLC as you state that "[a]t this time the Company
    cannot reasonably estimate the amount of the change, if any, in the value of the
    recoveries, which will depend on whether there is a bankruptcy filing and on other facts
    and circumstances that are unknown at this time." Please explain to us why the increased
    likelihood of these bankruptcies did not result in in a reduction of the value of your
    recoveries recorded from put-backs against these companies under your probability-
    weighted expected cash flow assessment under ASC 944-40-30-31 and 30-32.

Note 6: Fair Value of Financial Instruments, page 30

4. We acknowledge your disclosures added under the new requirements of ASU 2011-04.
    Please provide us proposed revised disclosure to be included in future periodic reports
    that addresses the following comments:
    *   Discuss the interrelationships between the unobservable inputs identified in the table
        on page 39 and how they might magnify or mitigate the effect of changes in the
        unobservable inputs on the fair value measurement as stipulated in ASC 820-10-50-
        2g; and
    *   Discuss the valuation techniques used to measure Level 3 assets and liabilities
        disclosed at fair value but not reported at fair value as presented in the table on page
        45 and as required by ASC 820-10-50-2E. In this regard, for example, it appears that
        your general disclosure of techniques used to value investments held-to-maturity on
        page 31 discusses the use of observable inputs but not unobservable inputs.

Form 8-K filed May 10, 2012
Exhibit 99.1

5. Near the end of your earnings release you present entire statements of adjusted pre-tax
    income by segment to reconcile this non-GAAP measure to your GAAP pre-tax income.
    Please provide us proposed revised non-GAAP reconciliation tables to be included in
    future earnings releases that remove your presentation of entire statements of adjusted
    pre-tax income. Please see Question 102.10 of our Compliance & Disclosure
    Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item
    2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these

public disclosures. In addition, please represent to us that you will no longer present these complete statements of adjusted pre-tax income on your website or elsewhere.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant